CMA Multi-State Municipal Series Trust
Series Number: 10
File Number: 811-05011
CIK Number: 810598
CMA Michigan Municipal Money Fund
For the Period Ending: 03/31/2008

Pursuant to Exemptive Order Release No. IC-15520 dated January 5, 1987, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the year ended March 31, 2008.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/02/2007	$7,100	MICHIGAN HSG DEV	3.70%	06/06/2007
06/06/2007	7,100	MICHIGAN ST HSG DEV AUTH	3.70	08/01/2007
08/01/2007	7,100	MICHIGAN ST HSG AUTH	3.69	10/15/2007
10/15/2007	7,100	MICHIGAN ST HSG DEV	3.61	12/03/2007
12/03/2007	7,100	MICHIGAN ST HSG DEV	3.40	03/05/2008
03/05/2008	7,100	MICHIGAN ST HSG DEV	2.30	05/19/2008